SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

Akamai Technologies, Inc.
(Name of Subject Company (Issuer))

Akamai Technologies, Inc.
(Name of Filing Person (Offeror))

5 1/2% Convertible Subordinated Notes due 2007
(Title of Class of Securities)

00971T AA 9 00971T AB 7 00971T AC 5
(CUSIP Number of Class of Securities)

With copies to:
Melanie Haratunian, Esq. Vice President and General Counsel Akamai Technologies, Inc. 8 Cambridge Center Cambridge, Massachusetts 02142 (617) 444-3000	Susan W. Murley, Esq. Stuart R. Nayman, Esq. Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation(1) $102,262,500	Amount of filing fee(2) $12,956.66

(1)	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon the maximum amount of cash that might be paid for the 5 1/2% Convertible Subordinated Notes due 2007.

(2)	The amount of the filing fee, calculated in accordance with the Exchange Act and the Fee Rate Advisory #7 for Fiscal Year 2004, equals $126.70 per $1,000,000 of the value of securities proposed to be purchased, determined as provided in Rule 0-11(b)(1) under the Exchange Act.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,861.00. Filing party: Akamai Technologies, Inc.

Form or Registration No.: Schedule TO-I. Date filed: February 10, 2004.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT TO AMENDMENT NO. 2

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Akamai Technologies, Inc., a Delaware corporation (“Akamai”), with the Securities and Exchange Commission (the “SEC”) on February 10, 2004, as amended by Amendment No. 1 to Schedule TO filed by Akamai with the SEC on February 19, 2004 (as amended, the “Schedule TO”), relating to an offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2004 (as it has and may be supplemented or amended from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it has and may be supplemented or amended from time to time, the “Letter of Transmittal”), up to $101,000,000 in aggregate principal amount of its outstanding 5 1/2% Convertible Subordinated Notes due 2007. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

     The information contained in the Offer to Purchase is amended and supplemented by the Supplement to the Offer to Purchase dated March 10, 2004, attached hereto as Exhibit (a)(1)(vii) (the “Supplement”), and the Letter of Transmittal is amended and restated by the Amended and Restated Letter of Transmittal, attached hereto as Exhibit (a)(1)(viii) (the “Amended and Restated Letter of Transmittal”).

     The Schedule TO is hereby amended and supplemented as follows:

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the Supplement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in the Supplement is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     (a) The information set forth in the Supplement under the heading “Source and Amount of Funds” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     The information set forth in Item 11(b) is hereby amended and supplemented by incorporating by reference the information contained in Items 1, 4 and 7 above.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

AKAMAI TECHNOLOGIES, INC.

	By:	/s/ Melanie Haratunian

Melanie Haratunian Vice President and General Counsel
Date: March 10, 2004

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase dated February 10, 2004.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Clients dated February 10, 2004.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 10, 2004.*

(a)(1)(vi)	Guidelines to Form W-9.*

(a)(1)(vii)	Supplement to the Offer to Purchase dated March 10, 2004.

(a)(1)(viii)	Form of Amended and Restated Letter of Transmittal.

(a)(5)(i)	Press Release Regarding Offer dated February 10, 2004.*

(a)(5)(ii)	Press Release Regarding Offer dated March 10, 2004.

(d)(1)	Indenture, dated June 20, 2000, by and between Akamai Technologies, Inc. and U.S. Bank National Association successor to State Street Bank and Trust Company (previously filed as Exhibit 99.4 to the Akamai Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2000, and incorporated herein by reference).

(d)(2)	5 1/2% Convertible Subordinated Notes due 2007 Registration Rights Agreement, dated June 20, 2000, by and among Akamai Technologies, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and Thomas Weisel Partners LLC (previously filed as Exhibit 99.5 to the Akamai Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2000, and incorporated herein by reference).

*	Previously filed